EXHIBIT 99.1

Cellectis Announces Arbitral Decision in Dispute with Servier

NEW YORK, Dec. 15, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS – NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announces that the Arbitral Tribunal has issued its decision in the arbitration proceedings against Les Laboratoires Servier and Institut de Recherches Internationales Servier IRIS SARL (“Servier”), relating to the License, Development and Commercialization Agreement entered into between Servier and Cellectis on March 6, 2019, as amended (the “License Agreement”).

The Tribunal ruled on a partial termination of the License Agreement with respect to product UCART19 V1 (also referred to as “ALLO-501” by Allogene) and provided that Cellectis shall, at Allogene’s request, engage in good-faith discussions regarding the granting of a direct license to product UCART19 V1. All other claims brought by the parties were dismissed.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications,
+ 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  PRESS RELEASE_Servier_ENGLISH (https://ml.globenewswire.com/Resource/Download/19a988fb-6d1a-4f25-a840-8fefb12c1624)